Exhibit 99.2

First Amendment

This Amendment (the “First Amendment”) effective as of April 26, 2016 (the “Effective Date”), is entered into by and between CRYSTALGENOMICS, INC., a South Korean corporation having a place of business at 5th F. Bldg.A, Korea Bio Park, 700 Daewangpangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, 463-400 Korea (“CG”) and APTOSE BIOSCIENCES, INC., a Canadian corporation having a place of business at 5955 Airport Road, Suite 228, Mississauga, Ontario, L4V 1R9, Canada (“Aptose”). CG and Aptose are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

The Parties hereby desire to make an amendment of the OPTION AND LICENSE AGREEMENT (the "Agreement") between CG and Aptose with an Execution Date of March 24, 2016 to revise following terms and conditions per below, pursuant to Section 2.1 of the Agreement.

1. The Parties agree to extend the Evaluation Period until May 31, 2016.

2. Upon Aptose's decision to obtain the option on or before May 31, 2016, Aptose shall pay CG the Option Grant Fee on June 7, 2016 (US Pacific Time).

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed as of the Effective Date written above by their respective authorized representatives. The parties hereby affirm that this First Amendment accurately and completely reflects their understanding and agreements.

CRYSTALGENOMICS, INC.		APTOSE BIOSCIENCES, INC.

By:	/s/ Dr. Joong Myung Cho	By:	/s/ Avanish Vellanki

Name:	Dr. Joong Myung Cho	Name:	Avanish Vellanki
Title:	CEO	Title:	SVP, Chief Business Officer
Date:	April 26, 2016	Date:	April 26, 2016